Mail Stop 3561

June 3, 2008

By U.S. Mail and facsimile to (706) 602-0278

Jeffrey S. Lorberbaum
Chairman, President, and Chief Executive Officer
Mohawk Industries, Inc.
P.O. Box 12069
160 S. Industrial Blvd.
Calhoun, GA 30701

  Re: Mohawk Industries, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2007
     Filed February 29, 2008
     Definitive Proxy Statement on Schedule 14A
     Filed April 7, 2008
     File No. 001-13697

Dear Mr. Lorberbaum:

  We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form 10-K for Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 20

1. In future filings, where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. For example, you indicate that the increase in net sales of the Unilin segment from fiscal 2006 to fiscal 2007 was driven by an increase in selling prices, higher demand in Europe, favorable Euro exchange rates, the acquisition of the Columbia wood flooring business and an increase in patent revenues. You also indicate that gross profit as a percentage of net sales for 2007 was unfavorably impacted by lower sales volume in the U.S., higher raw material costs and plant shutdowns in the U.S. offset by price increases and higher demand in Europe. Please quantify the extent to which the changes are attributable to the various contributing factors. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. This comment also applies to your Form 10-Q for the quarterly period ended March 29, 2008.

Liquidity and Capital Resources, page 23

2. We note your analysis of cash flows generated by operating activities. Please revise future filings to analyze the underlying reasons for changes in your cash flows and to better explain the variability in your cash flows, rather than merely reciting the information seen on the face of your cash flow statement. Refer to Section IV of our Release 33-8350.

3. Additionally, either here or elsewhere in your MD&A analysis, please address the fact that at both December 31, 2007 and March 29, 2008 your inventory levels appear to be increasing at a time when your revenues are decreasing. You should provide your investors with insight from management as to whether this is a conscious decision by management in anticipation of a future need for higher inventories or whether this is a result of the slowing economy, and if the latter, you should provide insight as to management's plans for reducing the level of inventory and whether you believe inventory impairments are more likely in 2008 than they have been in previous years. We remind you that one of the primary objectives of MD&A is to give readers a view of the company through the eyes of management. To do this, you should provide your investors with information about known trends and uncertainties that had or that you reasonably expect will have a material effect on your results, and you should explain management's view of the implications and significance of the underlying factors causing these trends so that readers can ascertain the likelihood that past performance is indicative of future performance. Please refer to Item 303 of Regulation S-K and to Section III of our Release 33-8350, and show us what your future disclosures will look like.

Critical Accounting Policies, page 25

4. We note your discussion of goodwill on page 26. Given that goodwill comprises approximately one-third of your total assets, please expand your critical accounting policy for goodwill to focus on the assumptions and uncertainties that underlie your goodwill impairment testing, such as better explaining how you arrive at your estimates of fair value, how accurate such estimates have been in the past, how much the estimates have changed in the past, and whether such estimates are reasonably likely to change in the future. You should also disclose your reporting units to provide your investors with better insight into the level at which you test goodwill for impairment. You should also quantify the sensitivity of your estimates to change, based on other outcomes that are reasonably likely to occur and would have a material effect on your financial statements. Refer to Section V of our Release 33-8350.

Item 9A. Controls and Procedures, page 67

5. As requested in comment four in our comment letter dated August 2, 2007 and as indicated in your response letter dated August 16, 2007, please confirm, if true, that your controls and procedures were designed at the reasonable assurance level and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. If so, please

revise your disclosure accordingly in future filings. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures included in your current disclosure. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Financial Statements for the Year Ended December 31, 2007

Note 13 – Income Taxes, page 57

6. We note from your tabular presentation on page 58 and from your disclosure on page 59 that you recognized an income tax benefit of approximately $272 million during the fourth quarter of 2007. Please provide us with more details regarding the tax restructuring resulting in the step up in the foreign subsidiary's taxable basis of its intellectual property, including the reasons for this tax restructuring and a more detailed description of the intangible assets, and expand your disclosure to provide your investors with more information in light of the material impact of this transaction. In your response to us, please cite the applicable literature or otherwise clearly support the basis for the step up in taxable basis.

Definitive Proxy on Schedule 14A

Compensation Discussion and Analysis, page 9

7. You have not provided a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their annual incentive awards and long-term incentives. For example, you have not disclosed the earnings per share, earnings after capital charge, inventory turn thresholds and Unilin EBITDA amounts established by the Compensation Committee. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either at the corporate or individual level are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. We note that in 2008, the Senior Executive Bonus Plan will replace the 2007 Executive Incentive Plan.

8. We note that individual officer performance is an important factor in determining compensation. Please discuss how the specific forms of compensation are structured and implemented to reflect each named executive officer's individual performance and/or individual contribution to these items of the registrant's performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

9. We note that you have an employee severance plan. Please include the disclosure required by Item 402(j) of Regulation S-K or tell us why you have not provided this disclosure. You should consider providing this disclosure in tabular form.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have any questions regarding the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director